Intox-Detox dba Food Funktions

BALANCE SHEET

As of December 31, 2017

Unaudited

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Savings	0.00
Primary Business Checking (XXXXXXXXXXXXXX 3812)	201.71
Transfer to checking	0.00
Total Bank Accounts	**$201.71**
Accounts Receivable	
Accounts Receivable (A/R)	1,032.94
Total Accounts Receivable	**$1,032.94**
Other Current Assets	
Inventory	4,964.00
Loans To Officers	0.00
Petty Cash	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$4,964.00**
Total Current Assets	**$6,198.65**
Fixed Assets	
Accumulated Depreciation	-3,452.89
Machinery & Equipment	4,174.19
Total Fixed Assets	**$721.30**
TOTAL ASSETS	**$6,919.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Expenses Owed to Andrew Bennett	27,589.82
Expenses Owed to Kelly Bennett	25,632.45
Expenses Owed to Moira Lormel	433,506.90
Imputed Interest On Andrew's Loan	0.00
Imputed Interest On Kelly Bennett's Loan	0.00
Imputed Interest On Moira Lormel's Loan	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
FL Unemployment Tax	0.00
Total Payroll Liabilities	**0.00**
Reimbursements Owed	0.00

	TOTAL
Total Other Current Liabilities	**$486,729.17**
Total Current Liabilities	**$486,729.17**
Total Liabilities	**$486,729.17**
Equity	
Andrew Bennett's Capital Contributions	255.55
Capital Account - Andrew Bennet	-164,203.44
Capital Account - Daniel Wachtler	-18,017.51
Capital Account - G.D. and B.M. Washenko	7,891.32
Capital Account - John Byrne	14,387.00
Capital Account - Kelly Bennet	-62,474.85
Capital Account - Michael Lormel	-53,800.61
Capital Account - Moira Lormel	-86,208.01
Capital Account- Mimosa Investments, LLC	7,737.85
Daniel Wachtler's Partner Contributions	0.00
Gregory D & Bethia M Washenko Partner Contriburions	0.00
John Byrne Partner Contribution	0.00
Kelly Bennett's Capital Contributions	235.67
Mimosa Investments LLC Equity	0.00
Moira Lormel's Capital Contributions	4,206.47
Opening Balance Equity	0.00
Retained Earnings	0.00
Net Income	-129,818.66
Total Equity	**$ -479,809.22**
TOTAL LIABILITIES AND EQUITY	**$6,919.95**